Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 7 DATED MAY 4, 2021

TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Chisholm Springs Controlled Subsidiary - Newark, TX

On April 28, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Chisholm Springs Controlled Subsidiary”) for an initial purchase price of approximately $86,700, which is the initial stated value of our equity interest in a new investment round in the Chisholm Springs Controlled Subsidiary (the “Chisholm Springs Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Chisholm Springs Controlled Subsidiary, for an initial purchase price of approximately $780,200 (the “Chisholm Springs Interval Fund Investment” and, together with the Chisholm Springs Growth VII eREIT Investment, the “Chisholm Springs Investment”). The Chisholm Springs Controlled Subsidiary used the proceeds of the Chisholm Springs Investment to acquire four (4) single family homes in the planned Chisholm Springs subdivision generally located at Hwy 287 and Chisholm Springs Blvd in Newark, TX. We anticipate the Chisholm Springs Controlled Subsidiary, or one of our affiliates, will purchase up to forty-seven (47) homes in the Chisholm Springs subdivision (the “Chisholm Springs Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Chisholm Springs Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Chisholm Springs Growth VII eREIT Investment and initial tranche of the four (4) single family homes occurred concurrently.

The Chisholm Springs Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Chisholm Springs Growth VII eREIT Investment, we have authority to manage the Chisholm Springs Controlled Subsidiary, including the Chisholm Springs Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Chisholm Springs Investment, paid directly by the Chisholm Springs Controlled Subsidiary.

The total purchase price for the Chisholm Springs Property is anticipated to be approximately $10,622,000, an average of approximately $226,000 per home. The Chisholm Springs Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately eight (8) homes per month, with full delivery of the forty-seven (47) homes by October 2021.

The Chisholm Springs Property will have a mix of unit types and floorplans, ranging from 1,366 square foot, 3 bedroom, 2 bath homes to 2,198 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Chisholm Springs Property.

The following table contains underwriting assumptions for the Chisholm Springs Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Chisholm Springs Property	7.5%	3.0%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.